E. Julia (Judy) Lambeth Executive Vice President/ Corporate Affairs and General Counsel

336-741-6610

336-741-2998 Fax
February 4, 2008
VIA: EDGAR Correspondence
Mr. Max A. Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549-3561

RE:	Reynolds American Inc. File No. 1-32258 Form 10-K for year ended December 31, 2006
Dear Mr. Webb:
     This letter responds to the comment letter of the Staff, dated December 20, 2007, concerning the filing listed above for Reynolds American Inc., referred to as RAI. Our response is numbered to correspond to the question number in your comment letter.
     As requested in the Staff’s comment letter, RAI hereby acknowledges the adequacy and accuracy of the disclosure in the above referenced filing are the responsibility of RAI. RAI acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. RAI also represents that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Schedule 14A
Compensation Discussion & Analysis, page 30
Annual Incentives, page 32
1.	Overview

In future filings, we will continue to disclose all performance targets that had to be achieved in order for our named executive officers to earn their annual and long-term incentive compensation and that are based on the net income of RAI or the operating income of its operating companies, to the extent applicable and material, in a manner similar to our disclosure in our 2007 proxy statement. We also will continue to disclose the brands of our operating subsidiaries that are included in the annual and long-term incentive compensation performance metrics established for our named executive officers, and the particular weighting of each performance metric. In addition, we will include disclosure addressing whether a particular performance metric is a growth or stabilization target.
Reynolds American Inc.     P.O. Box 2990     Winston-Salem, NC 27102

Mr. Max A. Webb
February 4, 2008

We believe disclosure of the foregoing information, together with a discussion of the degree of difficulty of meeting or exceeding such performance targets, will provide RAI’s investors with a thorough understanding of RAI’s annual and long-term incentive compensation programs.

For the reasons specified below, however, we continue to believe that the disclosure of specific performance targets related to market share or shipment volume of RAI’s operating subsidiaries, including primarily R. J. Reynolds Tobacco Company, referred to as RJR Tobacco, Santa Fe Natural Tobacco Company, Inc., referred to as SFNTC, and the operating subsidiaries of Conwood Holdings, Inc., collectively referred to as Conwood, would result in competitive harm to RAI and its operating subsidiaries and may be excluded pursuant to Instruction 4 to Item 402(b) of Regulation S-K. With respect to such undisclosed performance targets, we agree to expand our disclosure in future filings to discuss how difficult it would be for the named executive officers, or RAI or its operating subsidiaries, to meet or exceed such undisclosed performance targets.

Sensitive and Confidential Information

RAI’s operating subsidiaries’ market share and shipment volume targets have never been released to the public. RAI’s operating subsidiaries view this information as extremely sensitive and confidential and prohibit their employees from sharing such information with outside parties not covered by appropriate confidentiality agreements.

Competitively Harmful Disclosure

RJR Tobacco and SFNTC conduct their businesses in the highly competitive U.S. cigarette market, a mature market in which overall consumer demand has declined since 1981 and is expected to continue to decline. This market is highly concentrated, characterized by only three major manufacturers with an aggregate retail market share of 89% and a single dominant brand (Marlboro) with over 41% retail market share. Philip Morris USA, the market leader and owner of the Marlboro brand, commands over 51% retail market share, giving it significant market power and a decided resource advantage over all other competitors. Beyond Marlboro, the remaining nine brands that constitute the industry’s top 10 brands have an aggregate retail market share of approximately 38%, with the second largest brand (Newport) attaining retail market share of over 8% in 2007. The fact that Marlboro is about five times larger than the second largest brand, and is larger than the aggregate size of the next nine brands, makes the U.S. cigarette market highly unusual among consumer products, and creates a set of competitive dynamics that is unique to cigarettes.

The major companies in the U.S. cigarette market have a long competitive history and a high level of interest and sensitivity as to shipment volume levels, market shares, pricing and promotional levels and new product activity. In this context, disclosing specific volume or market share targets for specific brands would allow competitors to ascertain a damaging level of insight into company and brand strategies, and to devise counter-strategies that would be competitively harmful to RAI’s operating subsidiaries. This is especially true with respect to pricing and promotional activities, which are critical drivers of brand performance. These activities, which include coupons, on-going price reductions at retail, multi-pack price-off deals and free-product promotions, constitute a large and important part of how major cigarette brands compete for adult smokers. It is estimated, for example, that well over one-half of a brand’s annual market share change versus its long-term trend is attributable to changes in relative pricing and/or promotional levels. For brands with long historical trends and high levels of pricing and/or promotional activity, the proportion may be much higher. Each of the major competitors is believed to have sophisticated quantitative modeling capabilities

Mr. Max A. Webb
February 4, 2008

built around key pricing metrics. Accordingly, knowledge of specific market share or shipment volume targets would allow the competitors to effectively ‘reverse engineer’ planned pricing and promotional levels, and thereby devise strategies aimed at creating competitive advantage. To this end, Philip Morris USA, which acquires market share and pricing data on a weekly basis, with historical trending capacity back to late 2002, has the most robust information base and statistical modeling capability in the industry. This capability, coupled with their market power and resource base, would clearly provide them with a distinct competitive advantage if competitive market share or shipment volume targets, whether for completed or future periods, were known with specificity.

The advantage conveyed to Philip Morris USA in the discussion above is exacerbated by the size and nature of the U.S. cigarette market. In this industry, market shares are routinely calculated to one one-hundredth of a point, and a difference of only one tenth of a share point could significantly affect a company’s financial performance. In an environment of such high sensitivity to small changes in demand, knowledge of specific market share or shipment volume targets would enable the market leader to employ counter measures that could severely hamper the ability of RAI’s operating companies to achieve their critical business objectives, thereby damaging their market positions, reputations and financial prospects.

Much the same can be said for Conwood, which primarily conducts its business in the highly competitive U.S. moist snuff market. This market is characterized by a single dominant manufacturer, UST Inc., with market share of approximately 60% and over twice the annual operating income of Conwood. Conwood is the number two competitor in the market, and is reliant upon a single price-oriented moist snuff brand (Grizzly) for over two-thirds of its market share base and almost all of its market share growth. Given the resources and marketing sophistication of Conwood’s largest competitor, the disclosure of specific market share or shipment volume targets for Conwood would enable the competitor to accurately predict Conwood’s pricing and promotional plans, thereby creating a significant competitive disadvantage for Conwood.

Valuable Insights to Competitors

Importantly, disclosure of a specific market share or shipment volume objective that is higher than a brand’s historical trend also could imply expansion of a new product or line extension. With knowledge of specific market share or shipment volume targets, valuable insight could be gained as to the timing, breadth or geographic scope of a planned launch, thereby enabling a competitor to take defensive action that might blunt the success of any such new product or line extension.

Similarly, disclosure of specific objectives around certain smoker or moist snuff user share goals also would provide competitors of RAI’s operating subsidiaries with valuable insight into their competitive core strategies, against which they could devise defensive or blunting initiatives. For example, an RJR Tobacco goal that indicates significant share growth among certain adult smoker groups might imply a high level of sampling, free goods promotions and adult venue programs to achieve such goal. Armed with this information, a competitor of RJR Tobacco could readily devise programs with the intent of counteracting these efforts.

Necessary Material Information Provided

Although we intend to omit from our disclosure specific market share and shipment volume targets for brands of RAI’s operating subsidiaries, as stated above, we will continue to disclose the brands of our operating subsidiaries that are included in the annual and long-term incentive compensation

Mr. Max A. Webb
February 4, 2008

performance metrics established for our named executive officers, and the particular weighting of each performance metric. We also will add disclosure addressing whether a particular performance metric is a growth or stabilization target. Including such disclosure in the discussion of performance metrics will provide RAI’s investors with meaningful insight into what brands have been the focus of RAI’s operating companies’ efforts without putting RAI’s operating companies at a competitive disadvantage. This disclosure concerning particular brands, together with expanded disclosure regarding the difficulty for the named executive officers, or RAI or its operating subsidiaries, to achieve the specific market share or shipment volume performance targets related to such brands, should lessen the impact of not disclosing the specific market share or shipment volume performance targets and should provide RAI investors with the information they need to understand RAI’s annual and long-term incentive compensation programs.

Difficulty of Achieving Targets

Supplementally, please be advised that the declining overall consumer demand in the U.S. cigarette market and the intensely competitive nature of both the U.S. cigarette and moist snuff markets indicate that ANY market share or shipment volume growth target is likely to be difficult to achieve. In particular, RJR’s brands, collectively, have experienced declining market share for several years. Although RJR Tobacco’s management has initiated programs which it hopes will reverse such decline and result in share growth for the company’s collection of brands, such growth is not expected to occur in the short term.

For any given year, the determination of a specific market share or shipment volume growth or stabilization target is based upon a number of marketplace and internal factors. The marketplace factors include a brand’s trend and marketplace momentum, planned new product launches, projected competitive activity, macro-economic factors, projected federal and state excise tax increases, projected marketing/smoking restrictions and projected merchandising visibility, among other factors. Internal factors include a brand’s role in the portfolio, resource availability and management judgment as to the brand’s optimal growth trajectory, among other factors. All of these factors, particularly those associated with competitors or the external environment, are subject to change on short notice.

As a rule, market share and shipment volume targets for RAI and its operating companies are set with the expectation that the applicable company will obtain a score of 100%, which indicates that the objective was met. That is, it is deemed there is a 50% chance of scoring higher than 100 and a 50% chance of scoring below 100. The level of actual attainment varies from year to year as circumstances change. Also, the level of goal attainment varies significantly from brand to brand, even within the same year, indicating that marketplace conditions affect brands in different ways due to each brand’s unique competitive set, consumer group and usage dynamics.

Conclusion

In conclusion, we will continue to disclose all performance targets that had to be achieved in order for our named executive officers to earn their annual and long-term incentive compensation and that are based on the net income of RAI or the operating income of its operating companies, to the extent applicable and material, in a manner similar to our disclosure in our 2007 proxy statement. However, given that we believe the disclosure of specific performance targets related to market share and shipment volume would be detrimental to RAI’s investors and would not enhance in any meaningful way their understanding of RAI’s annual and long-term incentive compensation programs, we

Mr. Max A. Webb
February 4, 2008

respectfully request omission of disclosure of such information in RAI’s compensation discussion and analysis. With respect to such undisclosed performance targets, we will expand our disclosure in future filings to discuss how difficult it would be for the named executive officers, or RAI or its operating subsidiaries, to achieve the undisclosed target levels.
     If you have any questions or comments about the foregoing, please contact the undersigned at 336-741-6610, or McDara P. Folan, III, Senior Vice President, Deputy General Counsel and Secretary, at 336-741-5162.

Very truly yours,

Reynolds American Inc.

		By:	/s/ E. Julia Lambeth

E. Julia Lambeth Executive Vice President — Corporate Affairs, General Counsel and Assistant Secretary

cc:

Securities and Exchange Commission Daniel Morris

KPMG LLP Jose Rodriguez

Jones Day Louis Rorimer Jere R. Thomson